MORGANS HOTEL GROUP

December 20, 2007

VIA EDGAR CORRESPONDENCE AND TELECOPY

Mr. Jonathan Wiggins
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 6010
100 F Street, N.E.
Washington, DC 20549

Re:	Morgans Hotel Group Co. Form 10-K for the year ended December 31, 2006 Forms 10-Q for the quarters ended March 31, 2007, June 30, 2007 and September 30, 2007 File No. 0-51802

Dear Mr. Wiggins:

On behalf of Morgans Hotel Group Co. (the “Company”), and in response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter dated December 7, 2007 (the “Comment Letter”), I submit this letter containing the Company’s responses to the Comment Letter. For your convenience, we have restated each of your comments below followed by our responses thereto.

Form 10-K for the Year Ended December 31, 2006

Critical Accounting Policies, page 35

Comment #1: In future filings, please consider including a discussion of your accounting for stock compensation as part of your disclosure of critical accounting policies. Your disclosure should address the following areas:

- Types of assumptions underlying the most significant and subjective estimates;
- Sensitivity of those estimates to deviations of actual results from management’s assumptions; and
- Circumstances that have resulted in revised assumptions in the past.

Response to Comment #1:

In response to the Staff’s request, the Company hereby confirms that it will include as part of its critical accounting disclosure in its future filings with the Commission disclosure of: (i) the types of assumptions underlying the most significant and subjective estimates, (ii) the sensitivity of those estimates to deviations of actual results from management’s assumptions and (iii) a description of any circumstances that have resulted in revised assumptions in the past.

MORGANS HOTEL GROUP CO.-475 TENTH AVENUE-NEW YORK NY 10018-PHONE 212 277 4100-FAX 212 277 4260

MORGANS HOTEL GROUP

Consolidated / Combined Statements of Operations and Comprehensive Loss, page F-4

Comment #2: In future filings please revise your presentation of stock-based compensation as a separate line item to include such amounts in the same line or lines where cash compensation paid to the same individuals is presented. For reference see SAB Topic 14F.

Response to Comment #2:

In response to the Staff’s request, the Company hereby confirms that it will revise its presentation of stock-based compensation in future filings with the Commission.

Comment #3: Please confirm to us that the amounts recorded in other comprehensive income are net of deferred taxes.

Response to Comment #3:

In response to the Staff’s comment, the Company respectively submits that it inadvertently failed to record deferred taxes on its other comprehensive loss resulting from a change in the fair value of derivative hedging instruments for the year ended December 31, 2006. Had the Company accounted for this deferred tax amount, the other comprehensive loss would have been equal to approximately $10,512,000 for the period from February 17, 2006 to December 31, 2006, a difference of approximately $534,000 in this period. Notwithstanding this error, however, the Company does not believe the misstatement of amounts recorded in other comprehensive income in the Company’s Form 10-K for the year ended December 31, 2006 to be material to the Company’s financial statements for such period, as the impact of such misstatement:

•	does not result in changes to the Company’s net loss, loss per share or EBITDA calculation for such period;

•	has an immaterial impact on the Company’s presentation of equity (less than a 1% change); and

•	has an immaterial impact on the Company’s presentation of comprehensive loss (less than a 5% change).

Consequently, the Company requests to prospectively correct the financial statements for this error in its Form 10-K for the year ended December 31, 2007.

Notes to Consolidated / Combined Financial Statements, page F-7

Note 10 – Omnibus Stock Incentive Plan, page F-32

Comment #4: In future filings please disclose the weighted average grant-date fair value of equity options granted during the year as required by paragraph A240(c) of SFAS No. 123(R). In addition, please disclose and tell us the total compensation cost related to nonvested awards not yet recognized and the weighted-average period over which it is expected to be recognized as required by paragraph A240(h) of SFAS 123(R).

MORGANS HOTEL GROUP CO.-475 TENTH AVENUE-NEW YORK NY 10018-PHONE 212 277 4100-FAX 212 277 4260

MORGANS HOTEL GROUP

Response to Comment #4:

In response to the Staff’s request, in future filings with the Commission the Company undertakes to disclose (i) the weighted average grant-date fair value of equity options granted during the year, and (ii) the total compensation costs related to nonvested awards not yet recognized and the weighted-average period over which it is expected to be recognized, in each case as required by SFAS No. 123(R).

Form 10-Q for the quarter ended March 31, 2007

Note 4 – Investments in and Advances to Unconsolidated Joint Ventures

Comment #5: Please provide us with more detail about the $6.1 million in cash received from the transfer of your joint venture partners’ 50% share of the London hotels to an unrelated third party, including the facts that support the recognition of other non-operating income and the literature that you relied upon to determine the appropriate accounting treatment.

Response to Comment #5:

As previously disclosed, in February 2007, Walton MG London Investors V, L.L.C. (“Walton”) purchased Burford (“Burford”) Hotels Limited’s 50% equity interest in Morgans Hotel Group Europe Limited (“the Venture”). Consideration for the transaction was approximately $58.1 million. The purchase price was based on the fair value of the Venture plus the excess working capital in the Venture. Walton paid approximately $52.0 million to Burford for its equity interest in the Venture and paid the Company approximately $6.1 million as a facilitation fee for facilitating the transaction between Walton and Burford.

Since the $6.1 million fee paid by Walton to the Company for services and the earnings process was complete, the Company believes it was appropriate to recognize income in accordance with Statement of Financial Accounting Concepts No. 5. Recognition and Measurement in Financial Statements of Business Enterprise, paragraph 83. Further, as the fee received by the Company was outside the Venture and unusual in nature, management concluded that it was appropriate to recognize this fee in other non-operating income rather than revenue.

* * * * *

MORGANS HOTEL GROUP CO.-475 TENTH AVENUE-NEW YORK NY 10018-PHONE 212 277 4100-FAX 212 277 4260

MORGANS HOTEL GROUP

In connection with the Staff’s comment letter, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	the comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any further questions, please contact me at 212-277-4188. Thank you for your time and attention to this matter.

Very truly yours,

/s/ Richard Szymanski
Richard Szymanski
Chief Financial Officer

MORGANS HOTEL GROUP CO.-475 TENTH AVENUE-NEW YORK NY 10018-PHONE 212 277 4100-FAX 212 277 4260